GOLDEN PATH ACQUISITION CORPORATION

100 Park Avenue

New York, New York 10017

Dated as of June 16, 2021

VIA EDGAR

Division of Corporate Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Bridgette Lippman

Re:	Golden Path Acquisition Corporation (the “Company”)
Registration Statement on Form S-1
(File No. 333-255297) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 4:30 p.m., Washington D.C. time, on Monday, June 21, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●     Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●     The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●    The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GOLDEN PATH ACQUISITION CORP.

By:	/s/ Shaosen Cheng
Name:	Shaosen Cheng
Title:	Chief Executive Officer

cc:	Brian C Daughney, Esq.bdaughney@beckerlawyers.com
Auguste, Christopher, Esq. cauguste@KRAMERLEVIN.com